[JCPENNEY LETTERHEAD]

September 2, 2010

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U. S.  Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:      J. C. Penney Company, Inc.
Form 10-K for Fiscal Year Ended January 30, 2010
Filed March 30, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2010
File No. 001-15274

Dear Mr. Owings:

We are in receipt of your letter dated August 9, 2010 regarding the above-referenced filings for J. C. Penney Company, Inc. (the Company or JCPenney) and appreciate the SEC staff’s review of our most recent Form 10-K and Proxy Statement and assistance in continuing to enhance the overall disclosures in our filings with the Commission.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings.  We further acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review, we have provided below a specific response to each of your three numbered comments, with your comment in bold preceding the related response.

Form 10-K for Fiscal Year Ended January 30, 2010
Exhibit Index, page E-1

1.
It appears that the schedules and exhibits to Exhibit 10.1, the Credit Agreement dated as of April 8, 2009, have not been filed on EDGAR.  Please file the complete credit agreement, including all schedules and exhibits with your next periodic report.

Response

The Company expects to file its Form 10-Q for the quarterly period ended July 31, 2010 on or

Letter to U. S. Securities
  and Exchange Commission
September 2, 2010

before September 9, 2010 and will file the complete Credit Agreement dated as of April 8, 2009, including all schedules and exhibits, as an exhibit to the Form 10-Q.

Definitive Proxy Statement filed on Schedule 14A
How Do We Set Executive Compensation?, page 19

2.
We note your disclosure that your CEO evaluates individual performance “against previously set individual performance objectives for each named executive officer” in making his recommendation for adjustments to compensation.  We further note under “Annual Cash Incentive Awards” on page 22, you disclose that awards are based upon “achievement of specified Company and individual goals.”  Also, under “Long-Term Incentive Awards” on page 24, you disclose that the equity dollar value is based upon “participant’s performance.”  Consequently, it appears that individual executive officer’s achievement of performance objectives are important factors in determining their compensation.  Please expand your disclosure to discuss each of your executive officers preset performance objectives.  In this regard, we note that you have provided this disclosure for your CEO.  See Item 402(b)(2)(vii) of Regulation S-K.

Response

In future filings, we will expand our disclosure to discuss the annual individual performance objectives for all named executive officers.  For 2009, as noted on page 22 of the Company’s Proxy Statement, annual performance objectives for the named executive officers other than the CEO varied by individual and included the achievement of strategic, operational and financial goals relating to the individual’s function and responsibilities within the organization. Specifically, the 2009 performance objectives for the named executive officers included driving cost-effective enhancements to the Company’s technology infrastructure and further developing the Company’s digital platform, providing organizational leadership and effective counsel on legal and regulatory matters and enhancing procedures for identifying and managing legal risks, leading and executing the Company’s key financial management initiatives and developing financial strategies to support the Company’s Bridge Plan, and implementing effective programs to improve customer service and associate engagement scores.

What are the Principal Elements of our Compensation Program?, page 22

3.
We note that for 2009 the target incentive opportunities for the named executive officers ranged from 50% to 125% of base salary.  We also note your disclosure on page 27 that your Chief Executive Officer’s cash incentive opportunity is at 125% of base salary.  Please disclose the target incentive opportunities for your other executive officers.

Letter to U. S. Securities
  and Exchange Commission
September 2, 2010

Response

We will disclose the individual target incentive opportunity for each of our named executive officers in future filings.  For 2009, the target incentive opportunity, as a percentage of base salary, for each current named executive officer other than the CEO, was as follows:

Target Incentive Opportunity
Robert B. Cavanaugh	75%
Michael T. Theilmann	75%
Thomas M. Nealon	50%
Janet L. Dhillon	50%

Should the Staff have any additional comments or need further information, please contact either Salil R. Virkar, Senior Managing Counsel, at (972) 431-1211 or svirkar@jcpenney.com or me at (972) 431-1916 or jdhillon@jcpenney.com.

Respectfully,

/s/ Janet Dhillon
Janet Dhillon
Executive Vice President, General Counsel and Secretary

cc:  Myron E. Ullman, III
       Robert B. Cavanaugh
       Michael T. Theilmann